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       MICOM                                                        NORTEL
Communications Corp.                                           NORTHERN TELECOM


                                  NEWS RELEASE
- -------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE                                               May 13, 1996

               NORTHERN TELECOM (NORTEL) AND MICOM COMMUNICATIONS

                         EXECUTE ACQUISITION AGREEMENT


TORONTO, Ontario and SIMI VALLEY, California--Northern Telecom Limited (Nortel) [TSE: NTL; NYSE: NT] and MICOM Communications Corp. [NASDAQ: MICM] announced today execution of a definitive agreement providing for Nortel's acquisition of MICOM for approximately $US 150 million.

     Under the agreement, Nortel will commence a cash tender offer, through an indirect wholly owned subsidiary, later this week for all of MICOM's approximately 11,450,000 outstanding common shares at a price of $US 12.00 net per share. By unanimous vote of all directors present at a meeting, the MICOM Board of Directors approved the agreement and recommended that MICOM stockholders tender their shares pursuant to the offer. Following the successful completion of the tender offer, remaining shares of MICOM will be acquired at that price through a merger with the Nortel subsidiary. The MICOM Board of Directors has received the opinion of Montgomery Securities that the consideration payable in the tender offer and merger is fair, from a financial point of view, to MICOM stockholders.

In connection with the acquisition agreement, certain stockholders including Odyssey Partners L.P. have agreed to tender their 5,151,145 MICOM shares (approximately 44% of MICOM's current outstanding stock), and have also granted Nortel an option on such shares at $12.00 per share, which can be exercised under certain circumstances.

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     "MICOM's product portfolio, technologies and distribution channels complement our rapidly expanding multimedia networks business which encompasses legacy data, frame relay and ATM products and services for enterprises and service providers", said Jean C. Monty, president and chief executive officer, Northern Telecom Limited. "We are delighted to welcome the fine people of MICOM to Nortel."


     "We believe this transaction is an attractive one for our shareholders and begins an exciting new era for MICOM", said Barry Phelps, chairman of the board and chief executive officer of MICOM. "The acquisition had its origins in the exploration of a strategic alliance between our two companies to co-develop a new access platform, and evolved as the management of each company recognized the advantages a closer relationship could bring. Nortel's commitment to our product portfolio and accelerating new product development and market penetration should result in greater opportunities for our people and more exciting offerings for our customers."

     CS First Boston will act as Dealer Manager for the tender offer. The consummation of the tender offer is subject to a number of customary conditions, including the tender of a majority of MICOM's outstanding shares (on a fully diluted basis) and expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.

     MICOM Communications Corp. is an active member of the Frame Relay Forum and the worldwide market leader in providing integrated networking solutions under the brand names, "Marathon," "Netrunner," and "ClearVoice." MICOM products save companies money by integrating remote data, voice, fax and LAN traffic over private and public networks. Located in Simi Valley, California, MICOM is represented by certified distributors in over 85 countries.

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        Nortel works with customers worldwide to design, build, and integrate digital networks - for information, entertainment, education, and business - offering one of the broadest choices of network solutions in the industry. Nortel has shipped and installed more digital lines worldwide than any other company.

        Nortel's research capabilities around the world include a network of research and development facilities, affiliated joint ventures, and other collaborations fostering innovative product development and advanced design research in 14 countries.

        Nortel's common shares are listed on the New York, Toronto, Montreal, Vancouver and London stock exchanges. Nortel had 1995 revenues of $US 10.7 billion and has approximately 63,000 employees worldwide.

                                     -end-

For more information:

Robert O'Brien                          Francine Good
Nortel, Media Relations                 Vice President and CFO
(905) 566-3214                          MICOM
                                        (805) 583-8600 x3317

Bob Kaye / David Long                   Dawn Dover
Nortel, Investor Relations              Kekst and Company
(905) 566-3178 / (905) 566-3098         (212) 593-2655
bob.kaye@nortel.com

Or visit Nortel's web-site at http://www.nortel.com